SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

ANNIE’S, INC.

(Name of Subject Company)

ANNIE’S, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

John M. Foraker

Chief Executive Officer

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copies to:

Julie M. Allen, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-2900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Annie’s, Inc., a Delaware corporation (“Annie’s”), on September 22, 2014, as amended and supplemented by Amendment No. 1 filed with the SEC on October 2, 2014 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of Common Stock at a purchase price of $46.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2014 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO originally filed by General Mills and Purchaser with the SEC on September 22, 2014, as amended and supplemented through the date hereof.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following paragraph as the second to last paragraph in the section captioned “Regulatory Approvals”:

“On October 3, 2014, the Antitrust Division and the FTC granted early termination of the waiting period under the HSR Act in connection with the proposed acquisition by Purchaser of shares of Common Stock pursuant to the Offer and Merger. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to other closing conditions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANNIE’S, INC.

Dated October 6, 2014

	By:	/s/ John M. Foraker
	Name:	John M. Foraker
	Title:	Chief Executive Officer